[BAKER & HOSTETLER LLP LETTERHEAD]

November 2, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Mara L. Ransom, Legal Branch Chief

Re:        Reed’s, Inc.
Registration Statement on Form SB-2
(File No. 333-146012)
Form 10-QSB for the Quarter Ended June 30, 2007
(File No. 1-32501)

Dear Ms. Ransom:

On behalf of Reed’s, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated October 12, 2007 (the “comment letter”) relating to the above-referenced Registration Statement on Form SB-2 (File No. 333-146012) which was filed on September 12, 2007 and the Form 10-QSB which was filed on August 20, 2007. The Company also has responded to the comment letter by the filing of the Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2/A (the “Amended Registration Statement”) with the Commission. The Amended Registration Statement has been filed electronically pursuant to EDGAR, and we will provide you with an additional copy, marked to show all changes.

The following responses correspond to the numbered paragraphs in your comment letter. The responses and undertakings contained in this letter are the positions of the Company, except as reflected in the response to your Comment 5 regarding the opinion of this firm included as Exhibit 5.1 to the Amended Registration Statement. For your convenience, we have set forth each comment in bold typeface and included the Company’s response below the relevant comment:

United States Securities and Exchange Commission
Mara L. Ransom, Legal Branch Chief
November 2, 2007

Registration Statement on Form SB-2

Calculation of Registration Fee

1.
We note your indication in footnote (2) that you have calculated the registration fee according to the price paid originally for such securities, even though you also refer to Rule 457(c). Tell us why you did not rely upon the method set forth in Rule 457(c), which refers to the average of the bid and asked prices of securities traded over-the-counter.

In response to your comments, the Company has recalculated the registration fee based on the closing market price of the Company’s common stock on September 11, 2007, the date immediately preceding the initial filing date of the Registration Statement.

Selling Stockholders, page 13

2.
You indicate that “[i]formation covering the selling stockholder may change from time to time and changed information will be presented in a supplement to this prospectus.” Revise to indicate that you will make such changes by post-effective amendment or tell us why you believe it is appropriate to make changes to your selling stockholders via a prospectus supplement.

In response to your comments, the Company has revised the Registration Statement in accordance with your comments concerning changes to information regarding the selling stockholders.

3.
We note that some of the selling shareholders are non-natural persons. Please disclose the natural persons who exercise sole or shared voting or investment power over the entity. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 1997).

In response to your comments, the Company has revised the Registration Statement in accordance with your comments in the footnotes to the Selling Stockholders table.

Undertakings, page II-3

4.	Please revise to include the undertakings in Item 512(g)(2) of Regulation S-B.

In response to your comments, the Company has included the additional undertakings in Item 512(g) of Regulation S-B.

United States Securities and Exchange Commission
Mara L. Ransom, Legal Branch Chief
November 2, 2007

Legality Opinion - Exhibit 5.1

5.
We also note that the legal opinion refers to the “General Corporation Law of the State of Delaware.” Please have counsel confirm for us in writing the legality opinion concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

In response to your comments, the Company has filed a revised opinion of counsel (Exhibit 5.1) in accordance with your comments. Our firm hereby confirms your understanding that the reference to the “Delaware General Corporation Law” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect.

Form 10-QSB for the period ended June 30, 2007

Evaluation of Disclosure Controls and Procedures

6.
We note your disclosure indicates that your management “recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives…” In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

The Company will undertake to revise its disclosure in future filings in accordance with your comments.

In connection with the Company’s response to your comment letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing of the Registration Statement and the relevant Report on Form 10-QSB;

2. The staff’s comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

United States Securities and Exchange Commission
Mara L. Ransom, Legal Branch Chief
November 2, 2007

3. The Company may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would like to be able to have the Registration Statement go effective by the end of next week.

We hope that our responses fully address your inquiries. Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours, /s/ Jeffrey P. Berg Jeffrey P. Berg of BAKER & HOSTETLER LLP

JPB/LC

CC:	CHRISTOPHER J. REED DAVID M. KANE